Item 77.I. Terms of New or Amended Securities
The Board of Trustees of Morgan Stanley Mortgage Securities Trust
(the "Fund") approved, effective February 25, 2013: (i) the suspension of the continuous offering of the Fund's Class B shares to new and existing shareholders; (ii) the renaming of Class C shares of the Fund to Class L shares; (iii) the elimination of the contingent deferred sales charge ("CDSC") applicable to Class C shares of the Fund redeemed within one year of purchase; and (iv) a reduction of the distribution and shareholder services (12b-1) fee applicable to Class C shares of the Fund from 0.85% to 0.50%. The Fund made these changes in a supplement to its Prospectus filed via EDGAR with the Securities and Exchange Commission (the "Commission") on January 14, 2013
(accession number 0001104659-13-002332) and incorporated by reference herein.